VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

January 12, 2018

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Voya Balanced Portfolio, Inc.	Voya Partners, Inc.
	SEC File Nos. 033-27247; 811-05773	SEC File Nos. 333-32575; 811-08319

	Voya Equity Trust	Voya Separate Portfolios Trust
	SEC File Nos. 333-56881; 811-08817	SEC File Nos. 333-141111; 811-22025

	Voya Funds Trust	Voya Series Fund, Inc.
	SEC File Nos. 333-59745; 811-08895	SEC File Nos. 033-41694; 811-06352

	Voya Intermediate Bond Portfolio	Voya Variable Insurance Trust
	SEC File Nos. 002-47232; 811-02361	SEC File Nos. 333-83071; 811-9477

	Voya Investors Trust	Voya Variable Portfolios, Inc.
	SEC File Nos. 033-23512; 811-05629	SEC File Nos. 333-05173; 811-07651

	Voya Mutual Funds	Voya Variable Products Trust
	SEC File Nos. 033-56094; 811-07428	SEC File Nos. 033-73140; 811-08220

Dear Mr. Burak:

This letter responds to comments provided on December 13, 2017 to Kevin Gleason, Todd Modic, Paul Caldarelli, Jay Stamper, Tin Bui and Dorothy Roman, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) with respect to the Sarbanes-Oxley Review of Form N-CSR filings and where applicable, Form N-1A and Form 40-17G filings.  Form N-CSR was filed on January 6, 2017 for Voya Mutual Funds and Voya Series Fund, Inc.; on March 10, 2017 for Voya Balanced Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Variable Insurance Trust, Voya Variable Portfolios; and Voya Variable Products Trust on June 7, 2017 for Voya Funds Trust, Voya Separate Portfolios Trust and Voya Series Fund, Inc.; and August 9, 2017 for Voya Equity Trust and Voya Series Fund, Inc.   Our summary of the comments and our responses thereto are provided below.

Economic sector or geographic concentration

1.             Comment:            The Staff noted a large portion of assets for the below series of Voya Investors Trust, Voya Partners, Inc., Voya Mutual Funds and Voya Variable Products Trust (collectively, the “Registrants”) are invested in an economic sector or have geographic concentration (25% or greater) without a corresponding concentration strategy or risk disclosed in the applicable prospectus summary.  The Staff recommends the Registrants consider disclosing any additional related disclosures.

VY® Invesco Growth and Income Portfolio — Financials 32.9%	Voya Multi-Manager International Small Cap Fund — Japan 27.0%
VY® JPMorgan Emerging Markets Equity Portfolio — Financials 30.0% & Information Technology 27.1%	Voya SmallCap Opportunities Portfolio - Information Technology 25.8%
Voya Large Cap Growth Portfolio — Information Technology 31.4%	Voya Russia Fund — Energy 38.1%
VY® American Century Small-Mid Cap Value Portfolio — Financials 25.4%	Voya Multi-Manager Emerging Markets Equity Fund - China 26.4% and Information Technology 27.0%
VY® Baron Growth Portfolio — Consumer Discretionary 34.5%	Voya International Real Estate — Japan 29.3%
VY® Invesco Comstock Portfolio — Financials 36.2%	Voya Large-Cap Growth Fund - Information Technology 33.0%
VY® Invesco Equity and Income Portfolio — Financials 28.3%

Response:             Registrants will consider including additional disclosures if warranted in future annual updates.

Summary Prospectus fee tables (each a “Fee Table and collectively, the “Fee Tables”)

2.                                      Comment:            The Staff noted the below series of Voya Investors Trust and Voya Partners, Inc. (together, the “Registrants”) reflected gross expenses in each Fee Table that do not reconcile to the financial highlights due to contractual fee changes.  Going forward, the Staff wants to ensure the Registrants add a footnote to each Fee Table that states expense information has been restated to reflect current fees.

Voya Government Liquid Assets Portfolio	VY® Clarion Real Estate Portfolio
VY® Clarion Global Real Estate Portfolio	VY® JPMorgan Small Cap Core Equity Portfolio
VY® Invesco Growth and Income Portfolio	VY® Blackrock Inflation Protected Bond Portfolio
VY® JPMorgan Emerging Markets Equity Portfolio	VY® Global Perspectives Portfolio
VY® Morgan Stanley Global Franchise Portfolio	VY® Baron Growth Portfolio
VY® T. Rowe Price Capital Appreciation Portfolio	VY® Columbia Small Cap Value II Portfolio
VY® T. Rowe Price Equity Income Portfolio	VY® Invesco Equity and Income Portfolio
Voya High Yield Portfolio	VY® JPMorgan Mid Cap Value Portfolio
Voya Large Cap Growth Portfolio	VY® Oppenheimer Global Portfolio
Voya Large Cap Value Portfolio	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio
Voya Limited Maturity Bond Portfolio	VY® T. Rowe Price Growth Equity Portfolio
Voya Multi-Manager Large Cap Core Portfolio	VY® Templeton Foreign Equity Portfolio
Voya U.S. Stock Index Portfolio	VY® T. Rowe Price International Stock Portfolio

Response:             The Registrants confirm contractual changes impacting net expense ratios are footnoted in the respective Fee Tables.  The contractual changes made after fiscal year-end, to each series above, included removing 12b-1/shareholder service fee waivers and permanently reducing the 12b-1/shareholder service fees by the waiver amount with no impact to net expenses. Going forward, Registrants will ensure gross fees adjusted for contractual changes are footnoted as such in the Fee Tables.

3.                                      Comment:            The Staff requested confirmation of acquired fund fees and expenses reflected in the Fee Tables for Voya Balanced Portfolio, a series of Voya Balanced Portfolio, Inc. and Voya Intermediate Bond Portfolio, a series of Voya Intermediate Bond Portfolio (collectively, the “Registrants”) due to investments in other investment companies of 23% and 15%, respectively.

Response:             The Registrants confirm the acquired fund fees and expenses (“AFFE”) presented in the May 1, 2017 Summary Prospectus Fee Tables are accurate.  Voya Intermediate Bond Portfolio only holds underlying Voya mutual funds’ Class P shares (underlying investment companies’ expense ratios range 0.05% - 0.15%) and correctly reflects 0.01% of AFFEs in the Fee Table.   Voya Balanced Portfolio holds underlying Voya mutual funds’ Class P shares (underlying investment companies’ expense ratios range 0.05% - 0.15%) plus exchange traded funds and correctly reflects 0.06% of AFFEs in the Summary Prospectus fee table.

Portfolio Turnover

4.                                      Comment:            The Staff noted high Portfolio Turnover with no active trading strategy disclosure or applicable risks for the below series of Voya Investors Trust, Voya Variable Insurance Trust, Voya Partners, Inc., Voya Mutual Funds, Voya Separate Portfolios Trust, Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Variable Portfolios, Inc. and Voya Funds Trust (collectively, the “Registrants”).  The Staff requests the Registrants consider adding principal strategy and related risk disclosure, as applicable.

Voya Limited Maturity Bond Portfolio — as of fiscal year ended December 31, 2016 of 174% from 325% in previous fiscal year	Voya Investment Grade Credit Fund — as of fiscal year ended March 31, 2017 of 321% from 490% in previous fiscal year
VY® Blackrock Inflation Protected Bond Portfolio — as of fiscal year ended December 31, 2016 of 73% from 470% in previous fiscal year	Voya Balanced Portfolio - as of fiscal year ended December 31, 2016 of 184% from 193% in previous fiscal year
VY® Goldman Sachs Bond Portfolio - as of fiscal year ended December 31, 2016 of 490% from 507% in previous fiscal year	Voya Intermediate Bond Portfolio - as of fiscal year ended December 31, 2016 of 296% from 346% in previous fiscal year
Voya Global Bond Portfolio - as of fiscal year ended December 31, 2016 of 214% from 335% in previous fiscal year	Voya U.S. Bond Index Portfolio - as of fiscal year ended December 31, 2016 of 203% from 213% in previous fiscal year
Voya Global Bond Fund - as of fiscal year ended March 31, 2017 of 256% from 396% in previous fiscal year	Voya GNMA Income Fund — as of fiscal year ended March 31, 2017 of 580% from 508% in previous fiscal year

Response:             The Registrants appreciate the Staff’s comment; however, the Registrants believe that any risks related to Portfolio Turnover are explained in Items 3 and 16(e) of Form N-1A and no additional risk needs to be included in the Principal Risks section.  The Registrants will review the disclosures again in future annual updates.

Management’s Discussion of Fund Performance (“MDFP”)

5.                                      Comment:            The Staff commented the target allocation table within the MDFP for Voya Global Perspectives Portfolio, a series of Voya Investors Trust, Inc. seemed defensive versus the holdings disclosed in the Portfolio of Investments.  The Staff requested Registrant to confirm target allocations.

Response:             The Registrant confirms Voya Global Perspectives Portfolio December 31, 2016 MDFP allocation table does accurately reflect target defensive holdings for the entire fiscal year.  Target allocations were changed on January 2, 2017 and these trades were placed as of December 31, 2016.  When applicable in future filings, the Registrant will consider disclosing two tables in the MDFP.

Form 40-17G filings

6.                                      Comment:            The Staff noted the joint Fidelity Bond application filed pursuant to Form 40-17g was missing items specifically, the resolutions by the Board, copy of the agreement among the jointly insured, statement of time period where premiums paid and single insured bond.  The Staff requested all items be included in future filings.

Response:             The Registrants will revise their fidelity bond filings going forward such that they meet the requirements of Rule 17g-1.

*   *  *  *  *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2749.

Very truly yours,

/s/ Paul Caldarelli
Paul Caldarelli
Vice President and Senior Counsel
Voya Investment Management

cc:	Todd Modic
Voya Investment Management

Huey P. Falgout, Jr., Esq.
Voya Investment Management